Mail Stop 3561

June 15, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Thomas J. McInerney
Executive Vice President and Chief Financial Officer
152 West 57th Street
New York, New York 10019

  Re: IAC/INTERACTIVECORP
     Form 10-K for the year ended December 31, 2006
     Filed March 1, 2007
     File No. 000-20570

Dear Mr. McInerney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief